

Mail stop 3561

June 22, 2016

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, Colorado 80202

> **Re:**   **Chipotle Mexican Grill, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 5, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed April 26, 2016**
> **File No. 001-32731**

Dear Mr. Hartung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Notes to the Financial Statements, page 4

1. In light of the significant promotional activities begun in the first quarter of 2016, such as coupons issued for free products, please revise your revenue recognition policy to describe your accounting for such promotions and sales incentives. Also, to the extent that amounts recognized for such incentives are material, please disclose the amount in accordance with ASC 605-50-50-1. Your discussion in MD&A should also be revised to discuss the extent of the contribution of these incentives/promotions to the change in revenue and operating income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

2. We note your disclosure of the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the factors for the change (or lack thereof), please quantify the factors for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor or you indicate an increase was "additionally" attributed to more than one factor without quantifying each factor. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. For example, when food, beverage and packaging costs increased as a percentage of revenue primarily due to food testing and waste costs, as well as higher expense for pre-cut product, offset by lower beef costs, please quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant